FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2.

News Release dated February 12, 2007 (“Rogers and RIM Introduce the BlackBerry 8800 Smartphone in Canada")

News Release dated February 13, 2007 (“BlackBerry Connect to be Offered on Five New HTC Windows Mobile-based Devices")

Page No 3 3

Document 1

FOR IMMEDIATE RELEASE

Rogers and RIM Introduce the BlackBerry 8800 Smartphone in Canada

Toronto and Waterloo, ON, February 12, 2007 – Rogers Wireless (TSX: RCI; NYSE: RG) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduce the sleek, elegant and performance-driven BlackBerry® 8800 — a powerful, feature-rich smartphone that delivers best-in-class technology in a thin and stylish design. The BlackBerry 8800 is the latest addition to Rogers’ full line-up of world-capable BlackBerry handsets.

Operating on Rogers’ high-speed EDGE network, the quad-band BlackBerry 8800 is the thinnest BlackBerry handset yet. It incorporates built-in GPS (Global Positioning System), a full QWERTY keyboard, RIM’s new trackball navigation system for fast and intuitive navigation, a media player, and a microSD expandable memory slot for storage of music and videos. The BlackBerry 8800 offers proven and popular BlackBerry features including support for phone, email, text and instant messaging, web browser, organizer, multimedia, corporate data applications and more.

“Rogers continues to bring Canadians the latest innovations in mobile devices such as the new BlackBerry 8800,” said John Boynton, Senior Vice President & Chief Marketing Officer. “Our business customers are always looking for the latest in technology and with the new BlackBerry 8800 they can get ahead of the competition and save time by having access to the latest in mobile innovation and email connectivity.”

The BlackBerry 8800 features built-in GPS and supports location-based services applications. It includes BlackBerry Maps, which provides on-screen driving directions with the ability to track the route via the GPS — and integrates with other BlackBerry applications, so users can generate a map from an address in their BlackBerry Address Book and send maps via email from their BlackBerry 8800. Rogers’ customers can also receive turn-by-turn voice and on-screen driving directions on the BlackBerry 8800 with TeleNav GPS Navigator™, which Rogers Wireless and TeleNav announced separately today. TeleNav GPS Navigator includes turn-by-turn voice and onscreen driving directions with 3D full-color moving maps. The TeleNav Navigator service also includes Biz Finder, with information and directions to more than 10 million businesses and Fuel Finder, which provides users with directions to gas stations with the cheapest gas.

“The new BlackBerry 8800 smartphone is as stylish as it is powerful and the built-in GPS adds an exciting new dimension to the user experience,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “We are proud to introduce the BlackBerry 8800 to Canadians with its world-class functionality and cutting-edge design.”

The new BlackBerry 8800 from Rogers Wireless also offers:

o	An incredibly intuitive user interface with an easy-to-use trackball, dedicated ‘menu’ and ‘escape’ keys, and context-sensitive menus that make navigation feel instinctive and fast
o	Fast performance, operating on Rogers Wireless’ GSM/GPRS/EDGE network, allowing customers to use the quad-band BlackBerry 8800 while traveling overseas in over 180 countries*
o	Intuitive call management features such as smart dialing, conference calling, speed dialing, and call forwarding
o	Premium phone features with noise cancellation for enhanced audio performance, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated ‘send’, ‘end’, and ‘mute’ keys, low-distortion speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals
o	Rogers Wireless dedicated BlackBerry technical support in French and English at no additional charge
o	Support for popular Instant Messaging (IM) applications such as Yahoo!® Messenger and Google Talk
o	Support for polyphonic, MP3 and MIDI ring tunes
o	An ultra-bright, high resolution (320 x 240) landscape colour display – images appear vivid and crisp
o	An innovative light-sensing technology that automatically optimizes the screen, trackball and keyboard lighting for indoor, outdoor and dark environments
o	High performance HTML browser for visiting favourite web sites while on the go
o	Multimedia player with stereo headset jack for MP3 and AAC music files, as well as MPEG4 and H.263 video formats
o	64MB built-in flash memory, expandable through microSD expansion slot
o	An ultra-thin high-capacity battery
o	BlackBerry® Internet Service support — allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
o	BlackBerry® Enterprise Server support – integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® environments and features a new set of IT policy controls for managing the BlackBerry 8800‘s features and usage.

The BlackBerry 8800 will be available in Canada exclusively at Rogers Wireless and is expected to be available in retail and business channels in March.

For more information, please visit www.rogers.com or www.blackberry8800.com.

* Please check with Rogers Wireless for international roaming services.

About Rogers Wireless

Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider with offices in Canadian cities across the country, more than 6.7 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada’s largest and clearest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada’s only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology and the only technology that enables roaming around the world in over 180 countries. The company is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Odette Coleman
Rogers Wireless
416-935-6441
odette.coleman@rci.rogers.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

FOR IMMEDIATE RELEASE

February 13, 2007

BlackBerry Connect to be Offered on Five New HTC Windows Mobile-based Devices

3GSM World Congress — Barcelona, Spain – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry® Connect™ software on five new Microsoft® Windows Mobile®-based devices from HTC (TAIEX: 2498) to carriers around the world, including the HTC S710 launched today at 3GSM World Congress 2007.

BlackBerry Connect on HTC handsets supports push-based wireless email access, wireless email reconciliation and attachment viewing in conjunction with both BlackBerry® Enterprise Server and BlackBerry® Internet Service. Additional features supported through BlackBerry Enterprise Server and BlackBerry Connect v4.0 include:

o	Complete, two-way wireless synchronization of email, calendar, address book, task and memo pad information;
o	Enhanced attachment handling capabilities, enabling users to view images, footnotes and tracked changes;
o	Remote look-up of corporate email address directory;
o	Triple DES or AES wireless encryption;
o	Internet and corporate intranet access via the BlackBerry Mobile Data System;
o	Wireless device provisioning to allow devices to be activated wirelessly;
o	Remote control of email settings to allow users to wirelessly configure out-of-office replies, email filters, and auto-signatures directly from their device; and
o	Wireless IT policy enforcement and commands.

The HTC S710 is a versatile, compact handset that looks like a phone, but includes a concealed semi auto-sliding keyboard to allow for email and data input. Users are able to view their email, Word and Excel documents on the 2.4 inch screen with landscape view option. The HTC 710 operates on GPRS/EDGE networks and supports Wi-Fi® and Bluetooth® 2.0.

Florian Seiche, Vice President HTC Europe, commented: “BlackBerry Connect is a great example of our continual drive to add more value for our customers. We have experienced strong demand for BlackBerry Connect from some of our key operator clients and therefore consider it important that our devices support the popular BlackBerry service.”

“HTC is the world’s leading provider of Windows Mobile-based devices and a strategic partner for RIM. We’re pleased to be extending our relationship to bring BlackBerry Connect to a range of new HTC devices this year,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Together, HTC devices and BlackBerry Connect provide an innovative and powerful solution that meets the distinct needs of both mobile users and IT departments.”

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data. For individuals and smaller businesses, BlackBerry Internet Service allows users to access multiple supported email accounts (including most popular ISP email accounts) from a single device.

About HTC

Founded in 1997, High Tech Computer Corp. (HTC) designs, manufactures and markets innovative, feature rich smartphone and PDA phone devices.

Since its establishment, HTC has developed strong R&D capabilities, pioneered many new designs and product innovations, and launched state-of-the-art PDA Phones and Smartphones for mobile operators and distributors in Europe, the US, and Asia. These machines are available as HTC devices and as products individually customized for operator and device partners.

HTC is one of the fastest growing companies in the mobile device market. The company is listed on the Taiwan Stock Exchange under ticker 2498. For more information about HTC, please visit www.htc.com

For further product information please see:

www.htc.comwww.htceurope.comwww.seehtc.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Marisa Conway
Brodeur for RIM
212.515.1924
mconway@brodeur.com

HTC PR Contact
Jenny Roberts/Richard George
Nelson Bostock Communications
+44 (0)20 7229 4400
htc@nelsonbostock.com

Investor Contact:
RIM Investor Relations
(519) 888-7465 investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 15, 2007	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance